Exhibit 21.1
Subsidiaries of Zanett, Inc.

The following lists all consolidated subsidiaries of Zanett, Inc. as of December 31, 2009.

Name of Subsidiary	State of Incorporation/Formation
Zanett Commercial Solutions, Inc.	Delaware
PS GoLive LLC*	Florida
Data Road, Inc.*	Florida

* Wholly−owned subsidiary of Zanett Commercial Solutions, Inc.